UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

ORGANICELL REGENERATIVE MEDICINE, INC.

(Name of Issuer)

Shares of Common Stock $0.001 Par Value

(Title of Class of Securities)

09074L105

(CUSIP Number)

Ian T. Bothwell

1600 Rosecrans Ave, 4th Floor – Media Center

Manhattan Beach, CA 90266

Tel: 310-321-7645

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Ian T. Bothwell
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
55,300,000

8. Shared Voting Power
-0-

9. Sole Dispositive Power
55,300,000

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
55,300,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
12.79%
14. Type of Reporting Person
IN

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ITEM 1. SECURITY AND ISSUER

Title of Class:       Common Stock, $0.001 par value

Issuer:	Organicell Regenerative Medicine, Inc. (formerly Biotech Products Services and Research, Inc.) 4045 Sheridan Avenue, Suite 239, Miami, Florida 33140

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Ian T. Bothwell (“Reporting Person”);

(b) The Reporting Person’s business address is 1600 Rosecrans Ave, 4th Floor – Media Center, Manhattan Beach, CA  90266;

(c) The Reporting Person is employed as the Chief Financial Officer of the Issuer;

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e) The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 23, 2018, the Issuer entered into a voluntary Plan and Agreement of Reorganization with several parties, including the Reporting Person, whereby the Reporting Person agreed to, among other items, the cancellation of all of his shares of the Issuer’s Preferred Stock in return for 4,675,439 shares of the Issuer’s common stock. No funds were paid by the Reporting Person for these shares. Reference is made to the Issuer’s Form 8-K filed on April 26, 2018 with a copy of the Plan and Agreement of Reorganization containing all of the terms and conditions for Reporting Person’s obligations referenced herein.

Prior to April 23, 2018, the Reporting Person owned 2 million common shares of the Issuer. On April 23, in accordance with the terms of the Plan, the Reporting Person (i) exercised, on a cashless basis, all of his then outstanding common stock warrants, netting 48,624,561 common shares, and (ii) received 4,675,439 common shares as noted above. As of the filing date of this Schedule 13D, the Reporting Person beneficially owns 55,300,000 shares of common stock of the Issuer, representing 12.79% of the class.

ITEM 4. PURPOSE OF TRANSACTION

As set out in Item 3, the purpose of the acquisition of securities of the Issuer was the fulfillment of the Plan. Except as set forth in the Plan, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) Any additional extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

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(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the filing date of this Schedule 13D, the Reporting Person beneficially owns 55,300,000 shares of common stock of the Issuer, representing 12.79% of the class;

(b) The Reporting Person has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, all of the 55,300,000 shares;

(c) The Reporting Person has not effected any transactions in the class of securities reported on during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191).

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as referenced in this Schedule 13 D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None. Reference is made to the Plan and Agreement of Reorganization filed with the Issuer’s Form 8-K on April 26, 2018.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2018

Date

/s/ Ian T. Bothwell

Ian T. Bothwell

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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